8827 W. Sam Houston Parkway N., Suite 100 •
Houston, Texas 77040
281.517-5000 • Fax 281.517.5001

March 11, 2009

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

RE:          Deep Down, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 1, 2008
Response Letter dated January 28, 2009
File No. 000-30351

Dear Mr. Delaney:

On behalf of Deep Down, Inc. (“Deep Down”), please consider this letter our formal response to your letter dated February 26, 2009 regarding our above-identified Form 10-KSB for the fiscal year ended December 31, 2007 filed with the Commission on April 1, 2008.  We will address each of your comments in the order presented and, for your convenience we have placed your comments in italics before our response and included our amended Form 10-KSB disclosure(s) where applicable.

Form 10-K/A4 for the Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

1.
We read your response to prior comment 4, and note you acknowledge that Deep Down, Inc. is the predecessor company, and that you inappropriately excluded the related predecessor company financial statements, for the period January 1, 2006 through November 20, 2006.  We further note that you request the staff allow you to omit audited financial statements of the predecessor company from your 2007 10-KSB and a registration statement on S-1.  These financial statements are required by those Forms and Rule 310 of Regulation S-B.

We will not waive the requirements of Form 10-KSB and Form S-1.  However, if you are unable to file the audited financials statements of the acquired predecessor company for the period from January 1, 2006 through November 20, 2006 required by the Form (notwithstanding this Division’s prior practice), please understand that we generally do not grant formal “no enforcement action” positions with respect to a company’s filing deficiencies (or delinquencies).  Since you did not file the required financial statements within the time period provided by the Forms, we will not consider them to have been timely filed for the purposes of Form S-3.

Further, until you file audited financial statements of the acquired predecessor company for the period from  January 1, 2006 through November 20, 2006 required under Rule 310(a) of Regulation S-B, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements.  This restriction does not apply to:

(a)	offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b)	dividend or interest reinvestment plans;
(c)	employee benefit plans;
(d)	transactions involving secondary offerings; or
(e)	sales of securities under Rule 144.

Response:   In order to comply with the requirements of Item 310(a) of Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760), we intend to amend our 2007 10-KSB to include the supplemental predecessor information for the period from January 1, 2006 through November 20, 2006 by March 31, 2009.

Additionally by March 31, 2009, we intend to amend our Registration Statement on Form S-1 to include our audited financial statements for the fiscal year ended December 31, 2008, subsequent to filing the same on Form 10-K on March 16, 2009.

I can be reached at (281) 517-5005 if you have any questions or would like to discuss further.

Kind Regards,

/s/ EUGENE L. BUTLER Eugene L. Butler Chief Financial Officer

cc:  Ronald E. Smith

       Robert L. Sonfield, Jr.